

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act



RECD S.E.C.
JAN 18 2006
1086





06021791

January 12, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2006

Re: Capital One Financial Corporation
Incoming letter dated December 27, 2005

Dear Mr. Mueller:

This is in response to your letter dated December 27, 2005 concerning the shareholder proposal submitted to Capital One by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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rmueller@gibsondunn.com

RECEIVED
2005 DEC 23 PM 2:14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 27, 2005

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 67293-00027

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of United Brotherhood of Carpenters Pension Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Capital One Financial Corporation ("Capital One"), intends to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because Capital One has substantially implemented the Proposal.

THE PROPOSAL

The Proposal is entitled "Director Election Majority Vote Standard Proposal." The Proposal states:

> "Resolved: that the shareholders of Capital One Financial Corporation ('Company') hereby request that the Board of Directors initiate the appropriate

process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

While not part of the Proposal, the supporting statement includes the following commentary:

- "This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board."

- "We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process."

- "Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support." and

- "Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change."

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Capital One Has Substantially Implemented the Proposal.

A. Capital One's Majority Voting Policy

Capital One's Board of Directors has adopted an amendment to its Corporate Governance Principles (the "COF Majority Voting Policy") that states in part:

> "Any nominee for Director in an uncontested election (i.e. an election where the only nominees are those recommended by the Board) who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall tender his or her resignation to the Chairman of the Board within five business days following certification of the stockholder vote.... The Governance and Nominating Committee will consider the resignation offer and recommend to the Board whether to accept it.... The Board will take action on the Committee's recommendation within 90 days following submission of the Director's resignation.... To the extent that one or more Directors' resignations are accepted by the Board, the Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board."

A copy of the full policy appears under Part II of Capital One's Amended and Restated Corporate Governance Principles (the "Corporate Governance Principles") under the heading "Voting for Directors," and is attached to this letter as Exhibit B.[1]

We believe that the COF Majority Voting Policy substantially implements the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).[2] Although the Proponent contends in the supporting statement that changing the legal requirement for the election of directors in the Company's certificate of incorporation (an approach referred to hereinafter as a "Charter Majority Voting Provision") is a "superior solution" compared to a policy such as the COF Majority Voting Policy, for the reasons discussed below we believe that the COF Majority Voting Policy and the Proponent's preferred approach "compare favorably" in terms of process and outcome and that the Proposal is therefore excludable under Rule 14a-8(i)(10).

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[1] Although phrased differently, the voting standard under the Proposal and under the COF Majority Voting Policy are the same: a majority of the votes cast. In the Proposal, this is phrased as "the affirmative vote of the majority of votes cast at an annual meeting of shareholders." In the COF Majority Voting Policy, this is phrased as affecting "[a]ny nominee for Director ... who receives a greater number of votes 'withheld' from his or her election than votes 'for' such election." Thus, the standards are two sides of the same coin.

[2] Although the Staff considered this identical proposal in a number of no-action letter submissions last proxy season, in none of those cases had the companies adopted a policy similar to the COF Majority Voting Policy, and thus their arguments under Rule 14a-8(i)(10) were based on a different analysis than the one applicable here. *See AT&T Wireless Services, Inc. Feb. 13, 2004); Citigroup, Inc.* (avail. Feb. 14, 2005) and *JPMorgan Chase & Co.* (avail. Feb 22, 2005).

B. The "Substantially Implements" Standard under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position.[3] Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected." Thus, by definition, the "substantially implements" standard means that a company need not implement a proposal in exactly the manner set forth in a proposal or preferred by a Proponent. Applying this standard, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review).

Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-

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[3] *See Amendments to Rules on Shareholder Proposals* (the "1998 Release"), Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

8(i)(10), the Commission specifically determined not to require that a proposal had to be implemented "by action of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events."[4] Rule 14a-8(i)(10)'s focus on the end result, not on the process, was recently highlighted in *Intel Corp.* (avail Feb. 14, 2005). In the *Intel* no-action letter, the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through FASB's approval of Statement 123(R), and the staff concurred that the new accounting rule had substantially implemented the proposal. *See also The Coca-Cola Company* (avail. Feb. 24, 1988) (proposal that the company not make new investments in South Africa was substantially implemented by enactment of a federal statute prohibiting new investment in South Africa); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (proposal requesting that the company disclose certain environmental compliance information substantially implemented by company representation that it complies fully with Item 103 of Regulation S-K, which requires disclosure of substantially similar information).

Thus, under Rule 14a-8(i)(10), the Staff does not evaluate whether a company has implemented every aspect of a proposal or whether a proposal has been implemented in the manner preferred by the proponent, but instead the Staff evaluates whether the relevant policies, practices and procedures of the company "compare favorably" with what would be achieved under the proposal. For example, in *General Motors Corp.* (avail. Mar. 4, 1996), a proponent had submitted a proposal that a policy of secret balloting be implemented for all votes of the stockowners, "such policy to be amendable only by a majority vote of stockowners." General Motors demonstrated to the Staff that the company had a long-standing policy, stated in each year's proxy statement, providing for secret balloting and argued that this policy substantially implemented the "essential objective" of the proposal, even though the policy could be amended other than by a majority vote of stockowners. Notably, the company observed, "[T]he Staff has not required that a registrant implement the action requested exactly in all detail but has been willing to issue no-action letters under paragraph (c)(10) in situations where the essential objective of the proposal had been satisfied. (citations omitted) If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of paragraph (c)(10) – permitting

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[4] *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Rel. No. 19771 (Nov. 22, 1976). Although the Commission, when it adopted existing Rule 14a-8(i)(10), revised the language of the rule to use plain English instead of a passive voice, it did not at that time indicate that it intended to change this aspect of the Rule, 1998 release, *supra* note 2, at n.30, a point that was recently confirmed in the *Intel* letter cited in the text above.

exclusion of 'substantially implemented' proposals – could be evaded merely by including some element in the proposal that differs from the registrant's policies or practice." Based on these arguments, the Staff concurred that General Motors could exclude the proposal. *See also Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a stockholder vote on most, but not all, forms of company stock plans).

C. Analyzing the COF Majority Voting Policy under Applicable State Law and Rule 14a-8(i)(10) Precedent Demonstrates that Capital One Has "Substantially Implemented" the Proposal

In order to determine whether the COF Majority Voting Policy substantially implements the Proposal, a two-step analysis is necessary. First, one must evaluate what would happen if the Proposal were implemented exactly as written. Second, one must determine whether the Company's particular policies, practices and procedures compare favorably with the outcome under the Proposal.

1. *The COF Majority Voting Policy Fulfills the Same Process and Result as the Proposal*

Both the Charter Majority Voting Provision and the COF Majority Voting Policy implement a corporate governance change that gives significance to the vote of stockholders in the election of directors and addresses whether persons who do not receive a majority vote of the stockholders should serve (or continue to serve) as directors. Thus, to evaluate substantial implementation of the Proposal, it is important to look at both the effect of the stockholders' vote and the end result, which includes what happens after the stockholder vote.

On at least two prior occasions, the Staff has concurred that in evaluating whether a company can exclude under Rule 14a-8(i)(10) a proposal that addresses the election of directors, it is appropriate to look at the outcome of the governance process and not simply at the means used to reach that outcome.

In *Archon Corp.* (avail. Mar. 10, 2003), the company had received a stockholder proposal stating, "RESOLVED: that the stockholders of Archon Corporation ('Company') urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate [sic] special director position on the Board of Directors representing the Preferred Stock." After receiving that proposal, the Archon Board of Directors elected a new director to fill the vacant position on the Board. In responding to the company's no-action letter, the Staff concurred that the proposal

could be excluded under Rule 14a-8(i)(10) as having been substantially implemented, and in stating this conclusion the Staff noted in particular "that the vacancy has been filled."

Similarly, in *Nash-Finch Co.* (avail. Mar. 15, 1978), the proposal requested that the company nominate no fewer than two persons who were not current or former employees of the company to be directors. The company responded that the Board had named two such individuals as directors, and on that basis the Staff advised that it would not recommend any enforcement action if the company excluded the proposal from its proxy materials.

In each of the foregoing two letters, the proposal related to the selection of directors and the process by which board positions were filled. In *Archon* the proposal called for a special election; in *Nash-Finch* the proposal requested the company's board to nominate director candidates meeting specified standards. However, in both cases the company took an alternative approach to address the board positions that differed from that requested in the proposals, and in both cases the Staff concurred that the proposal had been substantially implemented.

2. *Operation of the COF Majority Voting Policy*

The COF Majority Voting Policy gives stockholders a meaningful role in the election of directors by requiring directors to receive a majority of affirmative votes in order to hold office. If a Capital One director nominee fails to win a majority of affirmative votes for his or her election, the director is elected to the Board but shall tender his or her resignation from the Board within five business days, and the Board will decide whether to accept the resignation. Absent the Capital One Board determining not to accept a resignation and publicly disclosing the factors it considered in reaching that determination, the director will cease to serve on the Board. Thus, the COF Majority Voting Policy gives effect to the vote of stockholders by putting in place a process that operates if a nominee fails to receive the affirmative vote of a majority of votes cast.

We believe that Capital One's particular policies, practices and procedures as embodied in the COF Majority Voting Policy's "compare favorably" under the Proposal because they both give meaning to the stockholders' vote – and in particular to the failure of a nominee to receive a favorable vote of a majority of the votes cast.[5] Indeed, the Proposal's supporting statement states that the Proposal is not intended to limit the judgment of the Board in crafting the

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[5] Moreover, as discussed below, in certain situations the COF Majority Voting Policy gives more significance to the stockholders' vote than does the Proponent's preferred procedure because a Charter Majority Voting Provision does not address the "hold-over director" situation.

requested governance change, and suggests that in crafting such change, the Board could address the status of incumbent director nominees who fail to receive a majority vote. The COF Majority Voting Policy does just that: by addressing the consequences of a stockholder vote in the event a director fails to receive a majority of votes in favor of the director's election, it substantially implements the Proposal as contemplated by the Proposal itself.

To illustrate our conclusion, we will explain the "hold-over director" issue that arises under a Charter Majority Voting Provision and then compare the outcomes under the COF Majority Voting Policy and under a Charter Majority Voting Provision with respect to each of the possible scenarios facing a director nominee in an election of directors.

3. *The Hold-Over Issue When Majority Voting Is Implemented Through an Amendment to the Certificate of Incorporation*

Under Delaware law and under Capital One's By-Laws, directors who serve on the board ("incumbent directors") hold office until the next annual meeting of stockholders and thereafter until their successors are duly elected and qualified. *See* Delaware General Corporation Law § 141(b) ("Each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal."). As a result, if a company has implemented the Proposal through a Charter Majority Voting Provision – in the manner preferred by the Proponent – and an incumbent director who is nominated for re-election does not receive the affirmative vote of a majority of the votes cast, the incumbent director nonetheless continues to serve as a director. In that situation, the director is generally referred to as a "hold-over" director. A hold-over director continues to operate with the same fiduciary duties, voting rights and powers as any other director until his or her successor is duly elected and qualified. In such situation, the Board can either (1) call a special election of directors, where the Board presumably will name a different nominee for the seat held by the hold-over director, or (2) do nothing, in which case the hold-over director shall remain a director until the next annual election of directors. Thus, it is important to note that if a company has implemented a Charter Majority Voting Provision, which is the manner preferred by the Proponent, a director may continue to serve even if the director does not receive a majority vote of stockholders.

4. *The COF Majority Voting Policy Compares Favorably With the Proposal*

Because a Charter Majority Voting Provision does not address the consequence of an incumbent director who fails to receive an affirmative vote of a majority of the votes cast, whereas the COF Majority Voting Policy does, the COF Majority Voting Policy "compares favorably" with the Proponent's Charter Majority Voting Provision under the Proposal. A comparison of the two approaches in a variety of election situations is discussed below.

- *Incumbent Nominees who Fail to Receive a Majority of Votes Cast*

In most situations, nominees for election as directors that are proposed by a company's nominating committee are already incumbent directors.[6] If a company implements a Charter Majority Voting Provision, as proposed by the Proponent, and an incumbent director does not receive the affirmative vote of a majority of the votes cast, there would be no immediate effect from that vote; the incumbent director nominee would continue to serve as a director until the next election of directors (either at the next annual meeting or at a special meeting of stockholders) due to the hold-over provision under Delaware law, as discussed in part I.C.3. above. The only manner in which the director ceases to serve as a director before the next annual meeting is if he or she tenders his resignation and the Board accepts it, or if the Board calls a special meeting of stockholders.

Likewise, under the COF Majority Voting Policy, if an incumbent director nominee does not receive a majority vote of the shares cast, that director will continue to serve on the Board. Thus, in this context, the result of the stockholders' vote is no different under the COF Majority Voting Policy than under a Charter Majority Voting Provision; in no case involving an incumbent director would the COF Majority Voting Policy be any less effective in implementing the intent of the stockholders' vote than the Charter Majority Voting Provision.

However, it is important to note in the foregoing situation that, under the COF Majority Voting Policy (but not under the Charter Majority Voting Provision), the director must tender his or her resignation within five business days for consideration by the Capital One Board. If the Board accepts the resignation, then the director would no longer serve on the Board. If the Board rejects the resignation, the result would be the same as under the Proposal: the director would continue to serve until the next election of directors. In fact, under a Charter Majority Voting Provision, the Board need not act in a hold-over situation at all, and if the Board does not act, the incumbent director who failed to satisfy the majority voting requirement would continue to serve as a director until the next election of directors. Thus, in this situation, the result obtained under the COF Majority Voting Policy can be more effective than the Proponent's procedure in giving stockholders a meaningful role in determining who serves as a director of the Company

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[6] This is because they were previously elected by stockholders or by the board to fill a vacancy.

because the COF Majority Voting Policy forces the Capital One Board to respond to the vote of the stockholders.

- *Non-Incumbent Nominees Who Fail to Win a Majority of Votes Cast*

In the far less common situation of a director nominee who is not an incumbent director, the operation and result under the COF Majority Voting Policy will be substantially the same as the result under a Charter Majority Voting Provision. Under the Proponent's procedure, a non-incumbent nominee would not be elected as a director if he or she failed to receive an affirmative vote of a majority of the votes cast. The nominee would not serve as a director, unless the Capital One Board acted to name that person to the Board notwithstanding the stockholder vote (or the Board could determine to appoint another person to fill the vacancy, or to eliminate the vacancy entirely).[7]

To the same effect, under the COF Majority Voting Policy, the non-incumbent nominee would become a director but would be required to tender his or her resignation within five business days. A majority of Capital One's directors, excluding the particular nominee, would meet to determine what action to take. If they accept the resignation, then the stockholders' vote has been of the same effect as under the Charter Majority Voting Provision. Alternatively the Board could determine that, notwithstanding the stockholder vote, it wishes to reject the resignation, to the same effect as if the nominee had not been elected and the Board nevertheless determined to name the nominee to the Board. Thus, under both the Proponent's procedure and the COF Majority Voting Policy, when a non-incumbent nominee fails to receive a majority of the votes cast by stockholders, the nominee will not serve as a director unless the Board affirmatively

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[7] This is because, if there is a vacancy on the board, regardless of whether it is because the stockholders have not elected a director to fill a position or for other any reasons, the Board may elect a person to fill the vacancy. *See* Delaware General Corporation Law § 223(a)(1) ("Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office"). As with a hold-over director, a director elected by the Board to fill a vacancy has the same fiduciary duties, voting rights and powers as a director elected by the stockholders until his or her successor is duly elected and qualified.

determines to effect that result notwithstanding the stockholders' vote.[8] Consequently, the COF Majority Voting Policy's "particular policies, practices and procedures compare favorable with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991).

- *Director Nominees Who Receive a Majority of Votes Cast*

Of course, under both the COF Majority Voting Policy and the Proponent's approach, if a director nominee, incumbent or non-incumbent, receives the affirmative vote of a majority of the votes cast, then the nominee will serve as a director without further issue.

Thus, in examining whether there is legal significance given to the vote of stockholders, and particularly to the failure of stockholders to cast a majority of affirmative votes for a nominee, the COF Majority Voting Policy compares favorably with the manner of implementing the Proposal preferred by the Proponent: stockholders are given a meaningful role in the election of directors, and the stockholders' vote (including particularly when they fail to cast a majority of affirmative votes for a nominee) is given real significance.

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[8] The fact that the process under the COF Majority Voting Policy follows a different timetable than might occur if the Proposal were implemented through the means preferred by the Proponent does not affect the availability of Rule 14a-8(i)(10). Under the COF Majority Voting Policy, the status of a nominee will be determined within approximately 90 days after the Company's annual meeting. (It should of course be noted that under the Proponent's procedure, there is no deadline by which the Board must act or not act. As a matter of Delaware General Corporation Law, absent any action by the Board, the incumbent director who has not received a majority of affirmative votes for his or her election shall "hold-over" as a director until the next election of directors.) The Staff has on many occasions concurred that a proposal was substantially implemented although the timing of implementation differs from what the proponent might have preferred. For example, in *General Motors Corp.* (avail. Mar. 14, 2005) the Staff concurred, despite the proponent's objections, that the company substantially implemented a stockholder proposal requesting that the company's board "adopt a policy that any future poison pill be redeemed or put to shareholder vote within 4-months after it is adopted." Specifically, the company's board adopted a policy that any such pill would be submitted for stockholder approval (but not necessarily repealed if not ratified) within twelve months of adoption. Similarly, in *Southwest Airlines Co.* (avail. Feb. 10, 2005), the Staff concurred, over the proponent's objections, that a company substantially implemented a stockholder proposal requesting that the company take steps to declassify the board "in the most expeditious manner possible" when the company's board of directors amended the bylaws to phase-in annual director elections over two years.

2. *The Process and Result under the COF Majority Voting Proposal Operate in the Same Manner Notwithstanding That Capital One Has Implemented the Proposal by Adopting an Amendment to Its Corporate Governance Principles.*

The Proposal asks that Capital One "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws)" to provide that directors must receive an affirmative vote of a majority of the votes cast. We believe that the fact that the COF Majority Voting Policy was adopted as Corporate Governance Principles does not alter the conclusion that Capital One has substantially implemented the Proposal. The procedure set forth in the COF Majority Voting Policy (requiring directors to tender their resignation for consideration by Capital One's Board if they do not receive a majority of the votes cast at an annual meeting of stockholders) operates in substantially the same manner regardless of whether it is set forth as a section in Capital One's Corporate Governance Principles or in Capital One's bylaws or certificate of incorporation. Moreover, the supporting statement refers to the Proposal more generally as requesting the Board to initiate "a change in the Company's director election vote standard" and acknowledges that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change."[9]

We are aware that in some instances the Staff has not concurred that a company could exclude a proposal that requested that a governance change be effected through a certificate of incorporation or bylaw when the company sought to effect the governance change through another mechanism. *See, e.g., PG&E Corp.* (avail. Feb. 28, 2002). We believe that these letters have failed to take into account the development that various Commission rules now recognize that significant corporate governance principles may be implemented by means other than a company's certificate of incorporation or bylaws. For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

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[9] Indeed, under the Rule 14a-8(i)(10) precedent cited earlier, Capital One could substantially implement the Proposal in a manner other than that preferred by the Proponent even if the supporting statement had not had this language. *See, e.g., Intel Corp.* (avail Feb. 14, 2005) (option expensing effected through an accounting rule change); *Archon Corp.* (avail. Mar. 10, 2003) (concurring that a proposal requesting a special election to fill a board vacancy had been substantially implemented when the board had exercised its authority to fill the board vacancy).

Moreover, we believe these letters have failed to take into account the Staff's rationale and determination in the *General Motors* letter discussed in part I.B. above, holding that a board policy substantially implemented a stockholder proposal even though the policy was not, as requested in the proposal, amendable only by a majority vote of stockholders. As noted by the proponent in *General Motors*, if the "substantially implemented" standard under Rule 14a-8(i)(10) were applied too stringently, such that the only thing a proponent had to do to avoid having a proposal excluded were to request that it be implemented in a specific way, the "substantially implements" standard would be eviscerated. Therefore, at least when addressing the context referred to in the supporting statement as "the judgment of the Board in crafting [a] requested governance change," we believe that the location of the governance change should not be dispositive of whether a proposal has been substantially implemented. As stated by the Staff in the *Texaco* letter discussed above, a determination on whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. Based on the analysis and precedent set forth above, we believe that this manner of addressing majority voting in the election of directors substantially implements the Proposal.

We also believe that there are strong policy considerations that support deference to the manner in which Capital One has determined to implement the Proposal, as there are numerous issues surrounding implementation of a majority voting provision through the bylaws or certificate of incorporation that are currently being actively studied by legal experts and stockholder advocates alike. For example, The Committee on Corporate Laws (the "Committee") of the Section of Business Law of the American Bar Association has formed a working group to study the issue. Earlier this year that group issued a paper entitled "Committee On Corporate Laws Discussion Paper On Voting By Shareholders For The Election Of Directors" (June 22, 2005), under which it solicited and received a wide variety of thoughtful commentary on majority voting standards. The Committee recently announced that it is continuing to study the issue, and that it is hopeful that it can issue recommendations and an explanatory report no later than February 2006.[10] Likewise, we understand that the Proponent and a committee of representatives from corporations and institutional stockholders have been studying the majority vote issue for the past year, and have yet to issue a final report. By implementing the COF Majority Voting Policy through Capital One's Corporate Governance Principles, the Capital One Board was able to take action to address this significant corporate

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[10] "Corporate Laws Committee Nears Completion of Recommendations On Director Voting," press release (Dec. 5, 2005).

governance issue in a timely manner, and yet preserve flexibility as the issue continues to be studied.

Thus, the Capital One Board determined to address stockholder concerns about the standard for electing directors through the COF Majority Voting Policy. Based on the analysis and precedent set forth above, we believe that this manner of addressing majority voting in the election of directors substantially implements the Proposal.

CONCLUSION

With the COF Majority Voting Policy, Capital One has favorably acted upon each element of the Proposal – it has adopted a policy requiring nominees who receive more withhold votes than for votes to tender their resignation for consideration by the Board. This policy gives stockholders a meaningful role in the director election process. The manner chosen by Capital One's Board of Directors to implement the Proposal merely addresses more comprehensively the consequences under each possible scenario when a nominee does not receive a majority of the votes cast. In those circumstances, under both the procedure preferred by the Proponent and under the COF Majority Voting Policy, the nominee will not serve as a director unless the remaining directors act to provide otherwise. Thus, the COF Majority Voting Policy renders the Proposal moot.

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Capital One's 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Capital One files its definitive 2006 Proxy Materials with the Commission. On behalf of Capital One, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide Capital One and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that Capital One or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671.

Sincerely,



Ronald O. Mueller

ROM/
Enclosures

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

70337112_2.DOC

Exhibit A

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527





[SENT VIA FACSIMILE 703-720-1094]

John G. Finneran, Jr.
Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 2210:

November 4, 2005

Re: Shareholder Proposal Record Letter

Dear Mr. Finneran:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 3,900 shares of Capital One Financial Corporation common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin





UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 703-720-1094]

John G. Finneran, Jr.
Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

October 28, 2005

Dear Mr. Finneran:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Capital One Financial Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 3,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

[signature]

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Capital One Financial Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit B

CAPITAL ONE FINANCIAL CORPORATION
AMENDED AND RESTATED CORPORATE GOVERNANCE PRINCIPLES
DECEMBER 8, 2005

The Board of Directors has adopted the following principles as part of its commitment to strong corporate governance. The Board will receive reports relating to these principles not less than annually.

These principles shall apply to the full Board and will generally apply to the Committees of the Board, except where specifically noted or where such application would be inappropriate. In the event that a conflict arises between these principles and Capital One's Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws or any Committee charter, the applicable provisions in such Certificate, Bylaws or charter shall control.

I. – ROLE OF THE BOARD AND MANAGEMENT

The business of Capital One is conducted by its officers and employees, under the executive direction of the Chief Executive Officer. The role of the Board of Directors is to oversee management and to promote the long-term economic value of the Company and its stock. In doing so, the Board recognizes that the long-term economic interests of stockholders can often be furthered by giving appropriate and responsible consideration to the interests and concerns of other constituencies, such as Capital One's customers, debt investors, employees and local communities, as well as government officials and the general public.

II. – BOARD COMPOSITION AND DIRECTOR QUALIFICATION STANDARDS

Independence Requirements

A majority of the Directors will be independent directors under the New York Stock Exchange ("NYSE") rules, the Sarbanes-Oxley Act of 2002 and the implementing rules of the Securities and Exchange Commission ("SEC") thereunder (or any other legal or regulatory requirements, as applicable). The Governance and Nominating Committee of the Board shall be responsible for assessing the independence and qualifications of the members of the Board and making recommendations thereon to the full Board.

Director Election

The Company has a classified Board whereby approximately one-third of Directors stand for election every three years. This policy assures continuity and stability of the Board.

Voting For Directors

Any nominee for Director in an uncontested election (i.e. an election where the only nominees are those recommended by the Board) who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall tender his or her resignation to the Chairman of the Board within 5 business days following certification of the stockholder vote.

The Governance and Nominating Committee shall consider the resignation offer and recommend to the Board whether to accept it. In considering whether to accept or reject the tendered resignation, the Committee will consider all factors deemed relevant by the members of the Committee including, without limitation, the reasons why stockholders "withheld" votes for election from the Director, the length of service and qualifications of the Director whose resignation has been tendered and the Director's contributions to the Company.

The members of the Board will take action on the Committee's recommendation within 90 days following the submission of the Director's resignation. In considering the Committee's recommendation, the Board will consider the factors considered by the Committee and such additional information and factors the Board believes to be appropriate. The Company will disclose the Board's decision and provide a full explanation of its process and the factors it considered within four business days of its decision by way of a filing with the Securities and Exchange Commission. If the Board is unable to reach on decision on a timely basis, it will promptly disclose the reasons therefor. The Board may also elect to delay acceptance of a resignation for a specified period to provide it with an opportunity to address the underlying stockholder concerns, to recruit a new Director or for any other reason it believes appropriate.

To the extent that one or more Directors' resignations are accepted by the Board, the Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board. If the Board does not accept one or more such resignations, it may elect to address the specific stated reasons why stockholders "withheld" votes for election from the Directors at issue or take such other actions that the Board deems appropriate and in the best interests of the Company and its stockholders.

Any Director who tenders his or her resignation as set forth above shall not participate in the Committee recommendation or Board action regarding whether to accept such resignation. If a majority of Committee members tender their resignations, then the remaining independent Directors will consider such resignations and recommend action to the disinterested members of the Board.

New Director Candidates

The Governance and Nominating Committee shall consider and make recommendations to the Board concerning nominees to fill open positions within the Board. It is the Committee's policy that Stockholders may propose nominees for consideration by the Governance and Nominating Committee by submitting the names and other relevant information to:

Corporate Secretary's Office
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

and

Chairman of Governance and Nominating Committee
c/o Corporate Secretary's Office
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

Candidates will represent diversity of experience and possess a strong educational background, substantial tenure and breadth of experience in leadership capacities, and business and financial acumen. Candidates may also be selected for their background relevant to the Company's business strategy, their understanding of the intricacies of a public company, their international business background, and for their experience in risk management. Other relevant criteria that may be used in assessing candidacy include a reputation for high personal and professional ethics, integrity and honesty, good character and judgment, the ability to be an independent thinker, diversity of background and perspective and an inquisitive and objective viewpoint. The Board shall consider each nominee in the context of the Board as a whole, with the objective of assembling a Board that can best maintain the success of Capital One's business.

Other Directorships

As described in Article III - Director Responsibilities, Directors are expected to devote sufficient time to carry out their duties and responsibilities effectively. Accordingly, Directors shall notify the Chairman of the Governance and Nominating Committee in advance of accepting an invitation to serve on another public company board. In addition, Directors should consult and follow the provisions of the Company's Code of Business Conduct and Ethics and its accompanying Standard and Procedures ("Code of Conduct") in the event that a Director is considering additional employment opportunities or engaging in other pursuits that may impair the Director's ability to effectively and objectively carry out his or her responsibilities to the Company. The Governance and Nominating Committee shall consider the nature of and time involved in a Director's service on other boards in evaluating whether any additional participation may impair the Director's ability to objectively and effectively serve on the Company's Board.

Tenure for Directors

When a Director resigns from employment with Capital One or otherwise changes his or her employment status with Capital One or an Independent Director substantially changes his or her principal occupation, position or business association, that Director's term shall expire at that time. No Director's term shall expire in such a manner if the Board of Directors waives the expiration of the Director's term in its discretion.

Eligibility for Election

No Director who has attained the age of 70 shall be eligible for election to the Board of Directors; however, the Board may waive this prohibition of eligibility if it deems that there is an extraordinary circumstance warranting such a waiver.

[The remainder of the Amended and Restated Corporate Governance Principles has been intentionally omitted from this Exhibit]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Capital One Financial Corporation
Incoming letter dated December 27, 2005

The proposal requests that the board initiate the appropriate process to amend Capital One's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Capital One may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Capital One may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Ted Yu
Special Counsel